February 22, 2008

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ADA-ES, Inc.

Application for Withdrawal

Registration Statement on Form S-3

SEC File No. 333-143379

Ladies and Gentlemen:

ADA-ES, Inc. (“we” or the “Company”) hereby applies for withdrawal of the above-captioned Registration Statement on Form S-3, which was filed as a “shelf offering” under SEC Rule 415. The Registration Statement was declared effective by the Commission on July 10, 2007.

None of the securities registered in the Registration Statement have been sold; withdrawal will be in the best interests of the Company and will not harm investors.

We may subsequently undertake a private offering in reliance on SEC Rule 155.

Please do not hesitate to contact me if you have any questions.

Sincerely,

ADA-ES, Inc.

/s/ Mark H. McKinnies

Mark H. McKinnies, Senior Vice President and CFO